Form U-6B-2 Schedule 1
Pepco Holdings, Inc. and Subsidiaries Quarter Ended September 30, 2004
	Issued during Quarter			Balance at End of Quarter
Company	Common Stock	External Long- Term Debt	Long-Term Promissory Notes	Short-Term Promissory Notes	Money Pool Advances (1)	External Short-term Debt		Capital Contributions Received

ATE Investment, Inc.	*	*	*	*	*	*		*
Atlantic Southern Properties, Inc.	*	*	*	*	*	*		*
Conectiv Properties and Investments, Inc.	*	*	*	*	*	*		*
Atlantic City Electric Company	0	54,650,000(3)	0	0	0	62,500,000	(2)	0

(1) Money pool interest rate at end of quarter = 1.969%
(2) Average weighted interest rate at end of quarter = 1.89%
(3) Issued $54.65 million of variable rate bonds due 2029 collateralizing tax-exempt bonds. Bonds were issued on 8/20/04.

* Confidential treatment requested.